
SAMUEL ADAMS
SEASONAL
SEASONAL
BOSTON LAGER
RUTHLESS
RYE
CLEARWATER

Pizza N’ Brew

1507 Main Street, Sarasota

Part of the Segreti Hospitality Group



Table of Contents



Who We Are



Segreti's Hospitality Group

- We create and manage restaurant concepts and act as a platform to individuals looking for high returns.

- We leverage over 50 years of combined hospitality experience to identify key markets and build unique experiences catering towards the community

- Learn more and stay up to date at segretis.com



Executive Summary

Segreti's Hospitality Group (SHG) manages and operates restaurant concepts. We leverage over 50 years of combined hospitality experience to identify key markets and build unique experiences catering towards the community. Existing relationships and experience allow us to streamline build costs and lower the risk and overhead capital required to operate at a profit.

Segreti's Hospitality Group is owned by Segreti Holdings, which also owns all assets of each individual concept. SHG is funded through a flat-rate 5% 'management fee' taken from each location's monthly gross revenue. The management fee pays for SHG's office lease, office expenses, and labor costs.

The nascency of SHG has been dedicated towards establishing market strongholds and backend structuring. As a result, SHG is scheduled to open 6 concepts in 3 high barrier-to-entry markets by Q2 2021. Projected 2021 revenue among all concepts is $23 million with an average projected quarterly growth rate of 27.9%

SHG's aggressive growth rate provides a two-front opportunity for high returns: the natural incremental volume growth as more locations open and the data-driven track record of optimizing margins. The average SHG concept is projected to create a 25.9% annual return.

Efficiency and consistency is obtained through a streamlined top-to-bottom approach. A single Executive Chef is responsible for all location's menu creation and BOH training. Each concept's daily operations will follow the same SOP's set forth by SHG and enacted in each location through a traditional managerial hierarchy.

Segreti Holdings is controlled and majority-owned by Frank Segreti. Owners will receive quarterly and annual reports for the purpose of gauging the health of the company by providing performance insight.

Net cash flow shall be distributed through monthly dividends among Segreti Holdings owners, proportionately in accordance with their percentage interests.

2020 Market Trends have created shock and readjustment on how every business operates. SHG firmly believes that a community's hospitality industry is the mirror through which culture is built and reflected. When a community suffers a change its restaurants and bars are the first lifeline towards bringing people back together. As such, we believe the industry has the responsibility to operate in a way that properly reflects the changing values of our times.

SHG's corporate responsibility is reflected in multiple ways. We offer benefits and pay increases for longstanding employees. We give back to our community through established charities. And we involve ourselves with local political groups with the intent of bettering our blocks for everyone and every business. We believe investing in our communities creates exponential returns.

"Stress the Quality, not the Vibe"







BRICKYARD

• EATERY • CRAFT BAR • SOCIAL HOUSE



M'TOTO

Lounge



T.O.M.B.

Brewery

S H G

SEGRETI'S

HOSPITALITY

GROUP

S H G



Frank Segreti
Owner



Twenty years of hospitality experience and over a decade in commercial contracting.

Sean Diener
Operations Director



Ten years of hospitality experience and five in NYC's Financial District

Nova Segreti
Creative Director



Frmr. Event Manager, Kombucha 221BC

Dana Speer
Owner Relations





Fifteen years experience of commercial real estate, DePaul University of Law

Our Story

In 2011 we purchased a flailing bar at 1507 Main Street and promptly rebranded the 1,000 sq. ft. location to 'Tavern on Main'. In our first operating quarter monthly revenue increased 60%.

Additional operational changes along the way, such as hands-on staff training, increased manager presence, an expanded tap line, and a kitchen addition allowed monthly sales to double again.

Our goal has always been to provide for the needs of our ever-changing community. The only constant is change, and as Sarasota's demographic grows and shifts, we'll be there to grow with it.





LATE NIGHT EATS
DELIVERY
UberEATS
Grubhub
Bite Squad
KITCHEN OPEN TILL 2AM
OPEN
7 DAYS A WEEK
11AM-2AM
FAMILY TRADITION
941.259.3894
KARAOKE
CATERING
SPORTS GAMES
LIVE MUSIC
DARTS
SHUFFLE BOARD
BILLIARDS
PIZZA N' BREW
HAPPY HOUR
$2 DOMESTIC DRAFTS
$3 WELLS
1507 MAIN STREET SARASOTA, FL
POP'S FLOUR
SEASONED BRICK OVEN
WWW.PIZZAnBREW.com

Our Location



We're located at 1507 Main Street -the prime Downtown Sarasota corner of Main Street and Lemon Ave –the epicenter of Farmer's Markets, parades, festivals, and Sarasota foot traffic.

Downtown Sarasota's resident population has increased 300% over the last three years and we're no stranger to the block.

For the past eight years we've run the wildly successful location as 'Tavern on Main'.



Our Rebrand

We've temporarily closed our doors to renovate and rebrand as 'Pizza N' Brew' – where guests can enjoy a PBR tallboy or sample from microbreweries across the country. This new concept includes:

- A re-negotiated leasing term that doubles space to 2,600 sq. ft. and reduces the total average cost-per-sq. ft. The size increase now qualifies us for a liquor license – a significant new revenue channel

- The benefits of a pizzeria: low-cost/high-profit food menu (flour, yeast, water, cheese) and a delivery/takeout revenue channel

- Our local buying power leverage on all alcohol to create an average check price of $10-$15.

Our guests will enjoy:

- Shuffleboard and pool tables

- A corner stage perfect for local bands and karaoke nights.

- A unique culture and distinct vibe that differentiates from the other downtown spots

Though we're surrounded by the many changes of the new concept – our commitment to the community, our attention to quality, and our secret three-generation-year-old pizza recipe all stay the same.







Demographics and Financials

Downtown Sarasota Market
Size Five Mile Radius*

+7.1%
5 Year Population
Growth
2019-2024

$52.3k
Median Household
Income*
2019

+14.7%
5 Year Food/Alcohol
Spending Increase
2019-2024

*Costar, Real Capital Analytics



Pizza N' Brew Financials

$3.5M
Year One Projected Revenue

$1.125M
Year One Projected Gross Net Profit

$4.2M
Year Three Projected Revenue

$1.445M
Year Three Projected Gross Net Profit

$5.1M
Year Five Projected Revenue

$2.050 M
Year Five Projected Gross Net Profit



Cost Mitigation

Top Three Opening Expenses

Expense	Mitigation
Lease	*Segreti LLC extended an existing lease to a 15-year term, minimizing start up expenses*
Equipment	*Pizza N' Brew will utilize existing kitchen equipment with minimal additions and modifications*
Facade Improvement	*Opportunity to subsidize cost by 50% through the 'Sarasota County Downtown Improvement District Initiative'*





Projected Returns

Pizza N' Brew
Labor Estimate
Downtown Sarasota Flagship

Annual Labor Cost	***$352,664***
Annual BOH Labor Cost	***$213,824***
Annual FOH Labor Cost	***$138,840***

Weekly Labor Cos	***$6,782***
Weekly BOH Cost	***$4,112***
Weekly FOH Cost	***$2,670***



	MONDAY			TUESDAY			WEDNESDAY			THURSDAY			FRIDAY			SATURDAY			SUNDAY		
	Daily Labor Cost		$ 828	Daily Labor Cost		$ 841	Daily Labor Cost		$ 900	Daily Labor Cost		$ 984	Daily Labor Cost		$ 1,038	Daily Labor Cost		$ 1,136	Daily Labor Cost		$ 1,055
	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost	Position	Employee Count	Total Cost
10:00:00 AM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
11:00:00 AM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
12:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
1:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
2:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	3	$ 18	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
3:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	3	$ 18	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6
4:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12
5:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	2	$ 26	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12
6:00:00 PM	Pie Man	2	$ 40	Pie Man	2	$ 40	Pie Man	2	$ 40	Pie Man	2	$ 40	Pie Man	2	$ 40	Pie Man	2	$ 40	Pie Man	2	$ 40
	Prep Cook	2	$ 26	Prep Cook	2	$ 26	Prep Cook	2	$ 26	Prep Cook	2	$ 26	Prep Cook	2	$ 26	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18
	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	3	$ 18	Bartender	2	$ 12
7:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18	Server	3	$ 18	Server	3	$ 18
	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12
8:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18	Server	3	$ 18	Server	3	$ 18
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	3	$ 18	Bartender	2	$ 12	Bartender	1	$ 6
9:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18	Server	3	$ 18	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6
10:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6
11:00:00 PM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12	Server	3	$ 18	Server	3	$ 18	Server	2	$ 12
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6
12:00:00 AM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12	Server	2	$ 12	Server	1	$ 6
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6
1:00:00 AM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	2	$ 12	Server	2	$ 12	Server	1	$ 6
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6
2:00:00 AM	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20	Pie Man	1	$ 20
	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13	Prep Cook	1	$ 13
	Busser	0	$ -	Busser	0	$ -	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9	Busser	1	$ 9
	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6	Server	1	$ 6
	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	1	$ 6	Bartender	2	$ 12	Bartender	2	$ 12	Bartender	1	$ 6



For Additional Resources
and Documents:

Dana Speer,
Owner Relations

Dana@segretis.com
813.508.6644